KEIKA EXPRESS CO., LTD.
12-32 Kakiuchi-cho Kadoma Osaka, 571-0065, Japan
+81-6-6907-5770

82-34718

Semi-Annual Report

For the year ended March 31, 2006.

Keika Express Co.,Ltd.

dw 4/17

Summary Report of Consolidated Financial Statements

for the the first six months of the fiscal Year Ended March 31, 2006

Nov 24, 2005

Listed Company Name: Keika Express Co., Ltd. Stock Exchange: Osaka Securities Exchange (Second Section)

Code Number: 9374 Head Office: Osaka

(URL: http://www.keikaexp.co.jp/)

Representative: Katsutoshi Nishihara, President and CEO

Contact: Yuzuru Taninaka, Managing Director and Chief Financial Officer, Accounting Manager
TEL (06) 6907-5770

Date of Board of Directors meeting to approve financial statements: Nov 24, 2005

U.S.GAAP: Not adopted.

1. Consolidated results for the first six months of the fiscal year ended March 31, 2006

(1) Consolidated results (Figures are rounded down to the nearest million yen)

	Net Sales		Operating Income		Ordinary Income	
	¥Million	%	¥Million	%	¥Million	%
Six months ended Sept 30, 2005	19.089	(-3.8)	1,192	(390.7)	1,083	(677.2)
Six months ended Sept 30, 2004	19,847	(3.0)	242	(-54.0)	139	(-74.4)

	Net Income		Net Income per Share	Net Income per Share - Diluted
	¥Million	%	Yen	Yen
Six months ended Sept 30, 2005	578	(–)	9.36	8.13
Six months ended Sept 30, 2004	-1,068	(–)	-126.38	–

Note:
1. Equity in net income (loss) of unconsolidated subsidiaries and affiliates:
   Six months ended Sept 30, 2005: -
   Six months ended Sept 30, 2004: -
   Year ended Mar 31,2005: -
2. Average number of shares outstanding during the period (consolidated)
   Six months ended sept 30, 2005: 61,796,724 shares
   Six months ended sept 30, 2004: 8,453,578 shares
   Year ended Mar 31,2005:8,921,050 shares
3. Change in accounting policies: None
4. Percentage indicated for net sales, operating income, ordinary income and net income represents an increase or decrease over the previous year.

(2) Consolidated financial position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	¥Million	¥Million	%	Yen
Six months ended Sept 30, 2005	24,138	7,697	31.9	107.15
Six months ended Sept 30, 2004	26,040	6,186	23.8	724.73
Year ended Mar 31, 2005	25,253	7,247	28.7	419.96

Note:
1. Number of shares issued and outstanding at end of fiscal year (consolidated):
   Six months ended sept 30, 2005: 71,840,724 shares
   Six months ended sept 30, 2004: 8,536,584 shares

Year ended Mar 31,2005:10,114,884 shares

(3) Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
	¥Million	¥Million	¥Million	¥Million
Six months ended Sept 30, 2005	427	-52	-2,099	2,067
Six months ended Sept 30, 2004	-775	-752	-65	3,061
Year ended Mar 31, 2005	-2,853	-634	2,625	3,792

(4) Scope of consolidation and application of equity method:
  Number of consolidated subsidiaries: 4
  Number of unconsolidated subsidiaries accounted for by the equity method: 0
  Number of affiliates accounted for by the equity method: 0

(5) Change in the scope of consolidation and application of equity method:
  Newly consolidated: 1
  Excluded from consolidation: 0
  Additions to the equity method: 0
  Exclusions from the equity method: 0

2. Projected consolidated results for the fiscal year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

	Net Sales	Ordinary Income	Net Income
	¥Million	¥Million	¥Million
Fiscal Year 2005	39,078	2,145	1,157

(Reference) Projected net income per share (full year): ¥16.12

Note:
  The above projection is based on the information available and assumptions made on uncertain factors that will affect future performance, at the time of release of this document. Actual performance may significantly differ from these expectations due to various factors.

Attached Document

1. Group Business Structure

The Keika Express Group (Keika Express Co., Ltd. and its affiliates), which consists of Keika Express Co., Ltd. and its four subsidiaries: Keika Express CS, MC Convenience Co., Ltd., and Luck Co., Ltd., And Turstex lease Co., Ltd., extensively operates its transportation business (consigned freight transportation) and development business (development of owner-operators, etc.).

The group operations are summarized as below.

Transportation Business (Consigned Freight Transportation)

The transportation business intends to provide physical distribution capabilities in diverse ways: as a bundled service, a combination of multiple services, or a service of single item, on a fixed-term contract, to satisfy various needs of business customers.

Unlike the standard services offered by general carriers such as home-delivery companies, Keika Express provides a unique comprehensive freight service of high value in combination with incidental services associated with transportation such as unpacking and installation, and other logistics such as storage, inventory management, freight handling, customer service, and information service.

Keika Express itself does not hold its own property and equipment necessary for delivery services, and outsources the service operations to adequate and low-cost distribution service providers. The Company has a broad and well-developed network of outsourcees consisting of "owner-operators" who run a business with light vehicles of their own, "contract staff" who take on freight handling and operations control as independent business proprietors, and "subcontractors" composed of subsidiaries and alliance partners that carry out commissioned business as a corporation. Our agile contract logistics using the powerful network have the strong support of a wide range of corporate customers from wholesalers to manufacturers and retailers.

Development Business (Owner-operator development, etc.)

The major task of development business is to bring up owner-operators, one of the key components of the service consignee network.

The owner-operator development process includes recruitment via advertising medium such as newspaper inserts, briefing sessions about going into business in various locations, and interviews and screenings of potential owner-operators who wish to start up business of their own. If newly enrolled operators do not have light vehicles of their own, the Company sells them light trucks with its specifications.

In addition, for those operators in need of loans, the Company arranges auto loans from credit companies, on which the Company receives a certain commission from the credit company based on contract amounts (merchant fee).

The Keika Express Group also deals with installment sales and leasing.

The revenues generated from the above operations are categorized and positioned within the Group as follows:

<table>
<tr><th>Business category (Operations)</th><th>Type of Revenue</th><th>Description</th><th>Name of companies in charge</th></tr>
<tr><td rowspan="2">Transportation Business (Consigned freight transportation)</td><td>Revenue from freight transportation</td><td>Freight transportation by light trucks and incidental services</td><td rowspan="2">Keika Express Co., Ltd.
Keika Express CS Corporation</td></tr>
<tr><td>Other operating revenue</td><td>Contribution payment to the funds in preparation for cargo accidents and business development incidental to the above operations.</td></tr>
<tr><td rowspan="2">Development Business (Owner-operator development, etc.)</td><td>Merchandise sales</td><td>Revenue from sales of light trucks and accessories with the Company's specs and sales of specially designed light truck bodies to owner-operators</td><td rowspan="2">Keika Express Co., Ltd.
MC Convenience Co., Ltd.
Keika Express CS Corporation
Luck Co., Ltd.
Trustex Lease Co., Ltd.</td></tr>
<tr><td>Other operating revenue</td><td>Merchant fee incidental to the above operations, etc.</td></tr>
</table>

The diagram below provides the Keika Express Group structure.


Transportation business (Consigned freight transportation)
Development business (Owner-operator development, etc.)
Customers (Corporate shippers)
Consignment of freight transportation
Consignment of freight transportation
Keika Express CS Corporation (consolidated subsidiary)
Consignment of freight transportation
Consignment of freight transportation
Subcontractors
Contract Staff
Keika Express Co., Ltd.
Sales of used vehicles and accessories
Consignment of freight transportation
Consignment of freight transportation
Sales of light trucks
Owner-operators
Sales of light trucks
Trustex Lease Co., Ltd. (Consolidated Subsidiary)
Lease contract
Auto loan contract
Lease contract
Auto insurance
MC Convenience Co., Ltd. (consolidated subsidiary)
Third party credit for auto loans
Advertisement
Luck Co., Ltd.
(Consolidated subsidiary)

2. Management policy

(1) Basic management policy

We have been operating our business as a trucking company without trucks to be free from having long-term assets. The Company provides small-lot, low-cost delivery services via the so-called "Double outsourcing system"; We consign freight transportation and incidental service through our concisely marketing to our client logistics outsourcing needs, and then owner-operators developed and trained by us, undertake our consigned freight service and incidental service.

To meet the increasing sophisticated and diversified demands of shippers, We will strive to establish itself at the earliest possible opptorutunity as a provider of a broader spectrum of integrated physical distribution service via possession of a minimum level of assets at its subsidiaries and active purstuit of alliances.

(2) Medium- to long-term business strategy

We will maintain the drive to provide low-cost, high-quality service through multifanctionalizing our "Double outsourcing" approach. In addition, we will continue to forge its mixed-load light freight services using 2-ton and 4-ton trucks, as well as establish new distribution centers and improve the functions of the existing centers. We take consider with M&A starategies to be a means of our medium to long-term growth.

Since owner-operators are our primary group of consignment partners, the current level of owner-operator development will be maintained.

(3) Basic policy and measures for corporate governance

(Basic policy)

Amid a rapid advancement of globalization, corporate governance in business corporations is becoming a matter of greater importance. Keika Express, seriously taking the matter of corporate governance as one of its management priorities, will strive to implement an adequate and swift decision-making process to maximize shareholder value, clarify the accountability of management in step with separation of supervisory function from business execution, and enhance systems for risk management and compliance.

(Implementation of measures)

1. Corporate governance systems including managerial decision-making process, management organization for execution and supervision of business operations
   - Company with Committees or with Corporate Auditors
     Keika Express adopted the Company with Corporate Auditors system.
   - Appointment of outside directors and corporate auditors
     Keika Express had six directors, none of whom are from outside, and three corporate auditors, two of whom are outside corporate auditors.
   - Full-time support staff for the outside directors and corporate auditors

No full-time staff is assigned. The Company's respective departments provide support service: General Affairs, Accounting, Legal Affairs, and Auditing.

- Systems for business execution and supervision

Keika Express adopted an executive officer system to speed up managerial decision-making and enhance business execution process. Based on the policies established by the Board of Directors, directors, who concurrently take the responsibility of business execution, delegate the performance of operations to executive officers. Executive officers carry out the duties in their respective areas of responsibilities and periodically report to the Board of Directors on the progress on their responsible operations. While executive officers are responsible for periodical reporting to the Board of Directors on the progress of respective operations, the Board of Directors plays its role to supervise the business execution by executive officers.

- Internal control structure

Under the president, directors and executive officers lead respective departments with delegated authority for making decisions, where a system of checks and balances properly functions between the departments. In addition, the audit department is headed by a director, who works together with corporate auditors in the supervision of business execution.

- Lawyers, independent auditors and other third party professionals

Keika Express has an advisory contract with law offices of Kimura, Urakawa & Katayama, Hironaka, Nishiura, and Mori, Hamada & Matsumoto, which provide advice on legal issues and other matters arising from business operations including corporate governace. The Company also signed an audit contract with Deloitte Touche Tohmatsu.

2. Personal, capital, and business affiliations and other interests between the Company and outside directors and corporate auditors

Outside corporate auditors are not former employees of, and have no capital or business affiliations with Keika Express or its affiliates.

3. Implementation of measures for improving corporate governance during the past year

The Company established the rules that ensure corporate auditors to express their opinions at a regular monthly meeting of the Board of Directors and also attend the Board's ad hoc meetings to closely monitor the business execution of directors. The executive officer system was improved with a more precise separation between supervision and business execution, while accountability of sales and administrative functions was strengthened.

3. Results of operations and financial position

(1) Results of operations

[1] Performance for the period

During the six months ended September 30, 2005, the Japanese economy revive its economical strength, because of improvement in its inventory adjustment, and its export depression, which had been economical trends downtorn in this decades, through influence of higher fuel cost.

The physical distribution sector faces three major challenges: higher fuel costs due to the surge in crude oil price, increased costs stemming rom sticter environmental and sagety regulations, and the competition with other physical distribution entity.

In this circumstance, we have finished restructuring, in which we have managed for two years, Since this six months ended September 30,2005, we endeavored to expand our freight service, through placing great importance on "Contract logistics" business.

Accordingly, our consolidated net sales in freight service resulted ¥14,880 million (Up 0.5% year on year), in development resulted ¥4,208 million (down 16.5% year on year), total amount of consolidated net sales resulted ¥19,089 million (down 3.8% year on year).

Operating income resulted ¥1,192 million (up 390.7% year on year), Ordinary income resulted ¥1,083 million (up 677.2% year on year), interim net income after tax ¥578 million (¥-1,068 million six months ended sept 30, 2004 interim net income after tax). We have posted the highest amount of net income after tax through our history.

In addition to reduction of S&GA, repression of cancellaration of auto-loan advancement contract leads our operating cash flow resulted ¥427 million.

This year we dissolved the note,"Doubt on going concern".

Performance by business segment is as follows:

Transportation (Consigned Freight Transportation)

Looking at performance by category, sales of general light-freight transportation service were ¥14,880 million (up 0.5% year on year), sales of general light-freight services exclusively to one client increased to ¥9,032 million (up 4.2% year on year), mixed-load freight service and incidental service were ¥5,186 million (down 4.6% year on year).

According to our positive sales campaign, althought general light-freight service moved satisfactorily, mixed-load freight services and incidental service was declined its sales, because of low number of acquision of new customers on account of delay increasing sales persons and so on.

In addition, to reduce the burden of expensive fuel cost for owner operators, and other consignee, we raised transportaion-fee in parts. On accordance with it, we temporarily reduced our gross margins.

But, The reduction through our restructuring our opearation structure, Opearating income form

freight service posted ¥1,419 million (up 88.7% year on year).

Meanwhile, as of septemember 30, 2005, The number of contracts with Owner-opearators stood at 13,217 (12,955 September 30,2004), the number of contracts with subcontractor, at 340 (337 September 30,2004), the number of contracts with contract staff, at 3,446 (4,055 september 30,2004). The cargo delivery consignment ration shows that owner-opearators accounted for 75.5% (74.4% September 30, 2004), subcontractors, 11.5% (7.5% September 30,2004), Contract staff, 13.0% (18.1% September 30,2004)

Development (Owner-operator development, etc.)

To repression of cancellaration of auto-loan advancement contract, which increased long-term account receivables on the other hand, we have been reinforcing our credit check against owner-operators. And we cancelled Auto-Lease contract in previous fiscal year, we posted hard decline of Income from lease activity.

On account of the circumstances, development business decreased to ¥4,208 million (down 16.5% year on year), but we posted gross profit of ¥635 million (up 140.4% year on year) because of reduction of advtisement for owner-operators.

[2] Challenge of the second half

In the physical distribution sector, Ministry of Land, Infrastructure and Transport demands transportation charge should be raised with the reflection of expensive fuel cost against Nippon Kizai Dantai Rengokai (NIPPON KEIDANREN). And the expectations of raise transportion charge are higher slightly.

We are continuously negotiating against our clients to raise freight charge, and we expect to revive our gross margin ratio.

Under our challenge of "Contract Logistics", we endeavor to expand our outsourcing network, not only freight transport service, and warehouse service, but also temporary personnel service, Information Technology and so on, to propose comprehensive logistics solution against logistics function of clients including such as transportion, safekeeping, packing and unpacking, and information.

In the development business, Traustex lease Co., Ltd., launched in this September will expand our self-auto lease scheme continually. On account of this scheme, we can reduce the burden on the operation cost from owner-operators, and hedge its risk in credit guarantees.

We assume the stabilization of our financial basis can be realized.

(2) Financial position

[1] Summarized financial position

(Unit: ¥Million)

Classification	Six months ended Sept 30, 2005	Six months ended Sept 30, 2004	Year ended March 31,2005
	Amount	Amount	Amount
Cash flows from operating activities	427	-775	-2853
Cash flows from investing activities	-52	-752	-634
Cash flows from financing activities	-2,099	-65	2625
Increase in cash and cash equivalents	-1,724	-1,593	-862
Cash and cash equivalents at the end of the year	2,067	3,061	3,792

The amount of cash and cash equivalents at September 30, 2005 declined ¥1,724 million compare to the amount at September 30, 2004. Cash and cash equivalents is ¥2,067 million at September 30, 2005.

Cash flows from operating activities:
Though income before income taxes for the year surged ¥2,506 million compare to previous year because of our resutructuring, cash flow from operating activities amounted to ¥427 million. Because securitization of preffered beneficial intetest in trust asset redeemed ¥580 million, and advisory commission for the operation of Trustex lease Co., Ltd., (Our consolidated subsidiary) was paid.

Cash flows from investing activities:
Cash flows from investing activities amounted to negative ¥52 million. This is primarily due to an increase in time deposits.

Cash flows from financing activities:
Cash flows from financing activities amounted to ¥2,099 million. This is primarily due to debt repayments.

(Trends in cash flow indicators)
Financial indicators for the past 5 years are as follows:

Indicators		Six months ended Sept 30, 2002	Six months ended Sept 30, 2003	Six months ended Sept 30, 2004	Year ended March 31,2005	Six months ended Sept 30, 2005
Shareholders' equity ratio	(%)	27.9	23.9	23.8	28.7	31.9
Shareholders' equity ratio Based on market price	(%)	35.1	36.6	22.5	31.2	54.2
Debt redemption period	(Years)	–	–	–	–	14
Interest coverage ratio		–	–	–	–	7.8

Notes:

1. The above indicators are calculated using the following formulas:
   Shareholders' equity ratio: Shareholders' equity / total assets
   Shareholders' equity ratio based on market price: Total market value of shares / total assets
   Debt redemption period: Interest-bearing debt / operating cash flows
   Interest coverage ratio: Operating cash flows / interest payments
2. All of the above indicators are calculated based on the consolidated financial statements.
3. As fiscal years ended March 31, 2002, 2003, 2004 and 2005 resulted in negative operating cash flows, descriptions of debt redemption period and interest coverage ratio for these years were omitted.
4. Total market value of shares is calculated by multiplying the closing market price prevailing on the date of the balance sheet by the number of shares issued and outstanding (excluding treasury stocks) at the end of each fiscal year.

5. Figures for operating cash flows are from the consolidated statements of cash flows. Interest-bearing debts included all debts on the consolidated balance sheets for which interest was paid. Figures for interest payments are from the consolidated statements of cash flows.

[Outlook for the next period]

We will try to keep our positvive figure at cash flow from operating activities, as it shows in Six months ended Sept 30, 2005

Cash used in investing activities will be kept to the minimum necessary for business expansion.

In financing activities, the Company seeks to reduce interest-bearing debts by turning the operating cash flows into positive balance.

1. Consolidated Balance Sheets, etc.

Consolidated Balance Sheets

(Millions of yen)

Assets						
Items	As of Sept. 30, 2005		As of Sept. 30, 2004		As of Mar. 31, 2005	
	Amount	Weight	Amount	Weight	Amount	Weight
		%		%		%
Current assets	11,552	47.9	15,194	58.4	12,360	48.9
Cash and bank deposits	3,636		4,413		5,282	
Notes receivables and trade receivables	2,710		2,183		2,701	
Trade receivables in installment	3,474		6,553		3,122	
Inventories	147		69		163	
Deferred tax assets	146		691		144	
Other receivables	-		1,133		-	
Others	1,567		409		1,113	
Allowance for doubtful accounts	-130		-259		-167	
Fixed assets	12,586	52.1	10,845	41.6	12,892	42.6
(Tangible fixed assets)	1,229		1,326		1,236	
Buildings and structures	342		348		334	
Machinery, equipment and transportation equipment	145		226		169	
Land	623		623		623	
Others	118		128		109	
(Intangible assets)	133		521		122	
Consolidation adjustment account	-		392		-	
Others	133		128		122	
(Investment and other assets)	11,222		8,997		11,533	
Long-term receivables	3,328		3,088		2,486	
Claims in bankruptcy, rehabilitation and other similar items	3,512		1,071		3,398	
Deferred tax assets	2,813		1,229		3,270	
Guarantee deposits	1,262		1,305		1,326	
Subordinated valuation interest in trust	3,332		2,708		3,779	
Others	924		1,142		1,066	
Allowance for doubtful accounts	-3,950		-1,547		-3,795	
Total assets	24,138	100.0	26,040	100.0	25,253	100.0

Items	As of Sept. 30, 2005		As of Sept. 30, 2004		As of Mar. 31, 2005	
	Amount	Weight	Amount	Weight	Amount	Weight
Liabilities						
		%		%		%
Current liabilities	11,057	45.8	11,939	45.8	11,192	44.3
Notes payable and trade payable	283		558		496	
Short-term borrowings	3,126		4,011		3,901	
Bonds payable to be repaid within one year	640		490		430	
Current portion of long-term borrowings	2,960		2,697		2,910	
Payables to owner-operators	1,910		1,528		1,567	
Accrued income taxes	57		128		73	
Allowance for bonuses	110		111		113	
Unearned interest on installment	1,076		1,499		1,075	
Others	891		913		623	
Fixed liabilities	5,382	22.3	7,914	30.4	6,812	27.0
Bonds	1,075		2,345		1,200	
Long-term borrowings	3,839		5,111		5,160	
Reserve for retirement benefits	92		85		80	
Reserve for directors' retirement allowances	349		314		331	
Others	26		57		41	
Total liabilities	16,440	68.1	19,853	76.2	18,005	71.3
Minority interest						
Minority interest	-	-	-	-	-	-
Shareholders' equity						
Capital	3,763	15.6	1,797	6.9	3,763	14.9
Capital earnings	3,687	15.3	1,723	6.6	3,687	14.6
Retained earnings	386	1.6	2,760	10.6	-65	-0.3
Valuation differences on other securities	-	-	-8	-0.0	1	0.0
Treasury stock	-140	-0.6	-86	-0.3	-139	-0.6
Total shareholders' equity	7,697	31.9	6,186	23.8	7,247	28.7
Total liabilities, minority interest and shareholders' equity	24,138	100.0	26,040	100.0	25,253	100.0

Consolidated Statements of Income

(Millions of yen)

Items	From Apr. 1 to Sept. 30, 2005		From Apr. 1 to Sept. 30, 2004		From Apr. 1, 2004 to Mar. 31, 2005	
	Amount	%	Amount	%	Amount	%
Net sales	19,089	100.0	19,847	100.0	39,177	100.0
Cost of goods sold	13,553	71.0	13,969	70.4	27,778	70.9
Gross profit margin	5,536	29.0	5,878	29.6	11,399	29.1
Selling, general and administrative expenses	4,343	22.8	5,635	28.4	10,370	26.5
Advertising costs	753		1,185		2,007	
Provision for credit losses	268		310		242	
Provision for retirement benefits	64		40		24	
Compensations, salaries and allowances	1,540		1,336		2,959	
Provision for bonuses	99		96		100	
Fringe benefits	180		241		437	
Travel and transportation costs	163		175		353	
Rents	471		507		981	
Depreciation expenses	51		73		144	
Charges and commissions	-		1,057		1,858	
Others	751		609		1,261	
Operating income	1,192	6.2	242	1.2	1,028	2.6
Non-operating revenue	110	0.6	100	0.5	180	0.5
Fees received	36		26		54	
Income from indemnities	30		24		30	
Income from cancellation charges	9		11		25	
Others	32		38		69	
Non-operating expenses	219	1.1	204	1.0	552	1.4
Interest expenses	59		67		154	
Commission paid	118		91		249	
Sales discount	-		3		3	
Others	41		42		144	
Ordinary income	1,083	5.7	139	0.7	656	1.7
Extraordinary profit	11	0.1	2	0.0	217	0.6
Gain on sale of fixed assets	0		0		2	
Gain on sale of investment securities	-		1		-	
Gain on reversal of provision for credit losses	-		0		2	
Gain on reversal of Allowance for Bonus	1		-		-	
Gain on reversal of Allowance for Retirement	8		-		-	
Refund of insurance premiums due to surrender	-		-		203	
Others	1		-		8	
Extraordinary loss	15	0.1	1,569	7.9	6,532	16.7
Loss on sale of fixed assets	0		0		0	
Loss on retirement of fixed assets	0		1		3	
Provision for credit losses	0		97		2,406	
Loss on cancellation of lease contracts	14		-		1,799	
Loss on cession of receivables	-		910		996	
Loss on adjustment	-		560		560	
Loss on depreciation of goodwill	-		-		324	
Others	-		-		441	
Net income or loss before taxes	1,079	5.7	-1,427	-7.2	-5,659	-14.4
Corporate income tax, inhabitants tax and enterprise tax	47	0.3	96	0.5	83	0.2
Income taxes deferred	453	2.4	-455	-2.3	-1955	-5.0
Net income or loss	578	3.0	-1,068	-5.4	-3, 787	-9.7

Consolidated Statements of Retained Earnings

(Yen in millions)

Items	From Apr. 1 to Sept. 30, 2005	From Apr. 1 to Sept. 30, 2004	From Apr. 1, 2004 to Mar. 31, 2005
	Amount	Amount	Amount
(Capital earnings)			
Beginning balance of capital earnings	3,687	1,363	1.363
Increase in capital earnings	-	359	2,323
Increase in capital earnings from exercise of subscription rights	-	359	823
Ending balance of capital earnings	3,687	1,723	3,687
(Retained earnings)			
Beginning balance of retained earnings	-65	3,957	3,957
Increase in retained earnings	578	-	-
Net income or loss	578	-	-
Decrease in retained earnings	126	128	4,022
Dividends	126	98	205
Directors' bonuses	-	30	30
Net Loss	-	1,068	3,787
Ending balance of retained earnings	386	2,760	-65

Consolidated Statements of Cash Flows

(Millions of yen)

Items	From Apr. 1 to Sept. 30, 2005	From Apr. 1 to Sept. 30, 2004	From Apr. 1, 2004 to Mar. 31, 2005
	Amount	Amount	Amount
Cash flows from operating activities			
Income before income taxes	1,079	-1,427	-5,659
Depreciation	73	104	207
Increase or decrease in allowance for doubtful accounts	118	112	2,267
Increase or decrease in allowance for bonuses	-2	-12	-9
Increase or decrease in reserve for retirement benefits	12	18	13
Increase or decrease in reserve for directors' retirement allowances	18	-2	13
Interest and dividends income	-5	-5	-15
Interest expenses	59	67	154
Increase or decrease in trade receivables	-130	2,868	1,712
Increase or decrease in installment	-351	-1,253	2,168
Increase or decrease in inventories	15	19	-71
Increase or decrease in long-term account receivable	-841	-	437
Increase or decrease in Claims in bankruptcy, rehabilitation and other similar items	-113	-	-2,352
Increase or decrease in subordinate valuation interest in trust	447	-	-247
Increase or decrease in trade payables	130	-366	-391
Increase or decrease in accrued consumption taxes	119	-79	-89
Increase or decrease in other assets and liabilities	-97	-652	-1,152
Others	10	37	465
Subtotal	542	-570	-2,549
Receipt of interest and dividends	4	-2	7
Payment of interest	-54	-65	-141
Payment of income taxes	-64	-126	-169
Cash flows from operating investment	427	-775	-2,853
Cash flows from investing activities			
Increase in time deposits	-138	-2,235	-976
Proceeds from time deposits	60	1,511	113
Payment for acquisition of investment securities	-	-102	-102
Proceeds from sale of investment securities	103	103	158
Purchase of tangible fixed assets	-68	-67	-69
Proceeds from sale of tangible fixed assets	-7	2	5
Expenditure from loans	-0	-	-2
Proceeds from recovery of loans	1	0	200
Others	17	34	37
Cash flows from financing activities	-52	-752	-634
Net increase or decrease in short-term borrowings	-775	1,501	1,391
Increase in long-term borrowings	200	264	1,964
Repayment of long-term borrowings	-1,471	-1,468	-2,907
Dividend payments	-126	-99	-205
Proceeds from issuance of bonds	288	-	-
Payment for redemption of bonds	-215	-263	-538
Proceeds from issuance of shares	-	-	2,974
Payment for purchase of treasury stock	-0	-0	-53
Cash flows from financing activities	-2099	-65	2,625
Difference on conversion of cash and cash equivalents	-0	-	0
Increase or decrease in cash and cash equivalents	-1,724	-1,593	-862
Beginning balance of cash and cash equivalents	3,792	4,654	4,654
Ending balance of cash and cash equivalents	3,061	3,061	3,792